                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                             BEI Technologies, Inc.
                             ----------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    05538P104
                                    ---------
                                 (CUSIP Number)

                               September 22, 1998
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-------------------------------         ----------------------------------------
CUSIP No.  05538P104              13G    Page  2           of  7        Pages
           ---------                           ----------     ---------
-------------------------------         ----------------------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Daniel S. Loeb
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)

                                                                     (b)
-------- -----------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            None
                     ------ ----------------------------------------------------
      NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             272,900
     OWNED BY
       EACH           ------ ---------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 None
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            272,900
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           272,900
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           3.7%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------------------            -------------------------------------
CUSIP No.05538P104                   13G   Page  3           of  7        Pages
         ---------                               ----------      ---------
-------------------------------            -------------------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Third Point Management Company L.L.C.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)

                                                                     (b)
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            None
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             272,900
     OWNED BY
       EACH           ------ ---------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 None

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            272,900
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           272,900
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           3.7%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           00
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


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Item 1(a):                         Name of Issuer:
--------                           --------------

                                   BEI Technologies, Inc. (the "Company").

Item 1(b):                         Address of Issuer's Principal Executive
--------                           ---------------------------------------
                                   Offices:
                                   -------

                                   One Post Street, Suite 2500
                                   San Francisco, California 94104

Items 2(a)                         Name of Person Filing; Address of Principal
---------                          -------------------------------------------
and 2(b):                          Business Office:
--------                           ---------------

                                   This  statement  is filed by and on behalf of
                                   (i) Daniel S. Loeb, in his capacity as the managing member of Third Point Management Company L.L.C. ("TPM") and (ii) TPM. The principal business address of each reporting person is 277 Park Avenue, 26th Floor, New York, New York 10072.

                                   The shares of Common Stock, par value $.001, of the Company ("Common Stock") which are the subject of this Statement are held directly by the managed accounts for which TPM or Mr. Loeb serves as discretionary investment manager (collectively, the "Managed Accounts").

Item 2(c):                         Citizenship:
---------                          -----------

                                   Mr. Loeb is a United States citizen.

Item 2(d):                         Title of Class of Securities:
---------                          ----------------------------

                                   Common stock, par value $.001 per share.

Item 2(e):                         CUSIP Number:
--------                           ------------

                                   05538P104

Item 3:                            If this statement is filed pursuant toss.
------                             ----------------------------------------
                                   240.13d-1(c), check this box.  [X]
                                   ----------------------------

Items 4(a)-(c):                    Ownership:
-------------                      ---------

                                   As of September 22, 1998:

                                   (i) Mr. Loeb had beneficial ownership of 272,900 shares of Common Stock by virtue of his position as the managing member of TPM (272,900 shares of Common Stock or 3.7%).
                                   Mr. Loeb shares voting power and dispositive power over the shares of Common Stock described above with TPM.

                                   (ii) TPM had beneficial ownership of 272,900 shares of Common Stock by virtue of its position as discretionary investment manager to the Managed Accounts holding such shares of Common Stock. Such shares represent 3.7% of the issued and outstanding Common Stock. TPM shares voting power and dispositive power over such shares with Mr.
                                   Loeb.

                                   The percentages used herein are calculated based upon the 7,366,856 shares of Common Stock stated to be issued and outstanding as of July 4, 1998, as reflected in the Company's Quarterly Report on Form 10-Q for the period ended July 4, 1998.

Item 5:                            Ownership of Five Percent or Less of a Class:
------                             --------------------------------------------

                                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6:                            Ownership of More than Five Percent on Behalf
------                             ---------------------------------------------
                                   of Another Person:
                                   -----------------

                                   No person other than the Managed Accounts is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock, except that the respective shareholders, partners or owners, as relevant, of the Managed Accounts have the right to participate in the receipt of dividends from, or proceeds upon the sale of, the shares of Common Stock held for their respective accounts.

Item 7:                            Identification and Classification of the
------                             ----------------------------------------
                                   Subsidiary Which Acquired the Security Being
                                   --------------------------------------------
                                   Reported on By the Parent Holding Company:
                                   -----------------------------------------

                                   Not Applicable.

Item 8:                            Identification and Classification of
------                             ------------------------------------
                                   Members of the Group:
                                   --------------------

                                   Not Applicable.



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Item 9:                            Notice of Dissolution of Group:
------                             ------------------------------

                                   Not Applicable.

Item 10:                           Certification:
-------                            -------------

                                   By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   September 29, 1998


                                         THIRD POINT MANAGEMENT COMPANY L.L.C.



                                         By:  /s/ Daniel S. Loeb
                                             ---------------------------------
                                              Daniel S. Loeb
                                              Managing Member



                                                /s/ Daniel S. Loeb
                                             ---------------------------------
                                                 Daniel S. Loeb